D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

07068083

NO ACT

P.E 6-12-07

June 12, 2007

Act 1934
Section
Rule 13e-4(f)(5) + 14e-1(c)
Public Availability June 12, 2007

Arthur S. Berner
Haynes and Boone, LLP
One Houston Center
1221 McKinney Street, Suite 2100
Houston, Texas 77010-2007

Re: HCC Insurance Holdings, Inc.—Exchange Offer

Dear Mr. Berner:

We are responding to your letter dated June 12, 2007 addressed to Brian V. Breheny and Michael Pressman, as supplemented by telephone conversations with the staff of the Division of Corporation Finance, with regard to your request for exemptive relief. To avoid having to recite or summarize the facts set forth in your letter, our response is attached to the enclosed copy of your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

On the basis of your representations and the facts presented in your letter, the U.S. Securities and Exchange Commission hereby grants an exemption from Rule 13e-4(f)(5) and Rule 14e-1(c) under the Exchange Act to permit HCC to delay the payment of the Cash Payment until the Cash Payment Dates as described in your letter.

In granting the requested relief, we note in particular that:

- The Offer is being made for compensatory purposes in order to minimize or avoid potential materially adverse personal tax consequences to HCC employees;
- The delay in the payment of the Cash Payment related to options that are vested on the date the Offer closes and/or that vest after the Offer closes and prior to January 1, 2008 is required by the provisions of IRS Rule 409A;
- The Cash Payments made subsequent to the January 2008 Payment Date will be made in the same quarter in which the Affected Options vest;
- Upon vesting of Affected Options, the right to receive the Cash Payments will become a non-forfeitable contractual right;
- The Offer is not being made to HCC's officers and directors; and
- Aside from the prompt payment issue, HCC has determined that it may rely on the relief granted by the staff of the Division of Corporation Finance pursuant to the Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes issued on March 21, 2001.

The foregoing exemptive relief is based solely on your representations and the facts presented in your letter dated June 12, 2007, as supplemented by telephone conversations with the Commission staff. This relief is strictly limited to the application of the rules listed above to the Offer. You should discontinue the Offer pending further consultations with the staff if any of the facts or representations set forth in your letter change.

We also direct your attention to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Section 9(a), 10(b) and 14(e) of the Exchange Act and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws rest with the participants in the Offer. The Division of Corporation Finance expresses no view with respect to any other questions that the Offer may raise, including, but not limited to, HCC's compensation policies, the use of incorrect measurement dates for the Affected Options, HCC's reliance on the Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes issued by the staff of the Division of Corporation Finance on March 21, 2001, and the adequacy of the disclosure concerning, and the applicability of any other federal or state laws to, the Offer.

For the Commission,
by the Division of Corporation Finance
pursuant to delegated authority

Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

haynesboone

June 12, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Brian V. Breheny, Chief, Office of Mergers and Acquisitions
Michael Pressman, Special Counsel, Office of Mergers and Acquisitions

Dear Messrs. Breheny and Pressman:

HCC Insurance Holdings, Inc., a Delaware corporation (the **"Company"** or **"HCC"**), is proposing to commence an offer to eligible current employees to amend certain outstanding compensatory stock options to increase the exercise price of these options and to pay a special cash payment equal to the increase in the exercise price (the **"Offer"**). The Offer is being conducted for compensatory purposes and has been structured in reliance upon the Division of Corporation Finance's Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes, dated March 21, 2001 and the Chordiant Software, Inc. No Action Letter dated March 26, 2007 (**"Chordiant"**), each of which provides relief under the Securities Exchange Act of 1934, as amended (the **"Exchange Act"**). The Offer is more fully described below.

On behalf of HCC, we hereby request, pursuant to Rule 13e-4(h)(9) under the Exchange Act, that the staff of the Division of Corporation Finance (the **"Staff"**) of the Securities and Exchange Commission (**"Commission"**) grant the Company relief from compliance with Rule 13e-4(f)(5) and with Rule 14e-1(c) under the Exchange Act in order to permit the Company to make the "Cash Payments" as described more fully in this letter.

FACTUAL BACKGROUND

HCC grants equity awards under its compensatory stock plans to its employees as a means to advance the interests of the Company and its stockholders by providing an incentive to attract, retain and reward such employees and by motivating them to contribute to the growth and profitability of the Company. As reported in HCC's Annual Report on Form 10-K/A for the year ended December 31, 2005, filed with the Commission on December 27, 2006, in light of published reports concerning the pricing of stock options and the timing of stock option grants at numerous other companies, in the second quarter of 2006 HCC undertook a voluntary internal review of its past practices related to grants of stock options. Following this management review in August 2006, the Board of Directors of the Company voluntarily formed a Special Committee

Haynes and Boone, LLP
Attorneys and Counselors
One Houston Center
1221 McKinney Street, Suite 2100
Houston, Texas 77010-2007
Phone: 713.547.2000
Fax: 713.547.2600
www.haynesboone.com

of independent directors to undertake a review of the Company's stock option granting practices. As a result of the Special Committee's review, HCC concluded that the actual accounting measurement dates (**"Actual Measurement Dates"**) for certain past stock option grants differed from the originally stated grant dates. HCC has identified the occasions on which it used incorrect measurement dates for determining the accounting consequences of certain stock options (the **"Affected Options"**) granted under its 1995 Flexible Incentive Plan, as amended and restated (the **"1995 Plan"**), its 1997 Flexible Incentive Plan, as amended and restated (the **"1997 Plan"**), its 2001 Flexible Incentive Plan, as amended and restated (the **"2001 Plan"**), and its 2004 Flexible Incentive Plan (the **"2004 Plan"** and together, the **"Plans"**). These Plans qualify as employee benefit plans as defined under Rule 405 of the Securities Act of 1933, as amended (the **"Securities Act"**). The Affected Options and shares subject thereto have been previously registered on one or more registration statements on Form S-8. Each of HCC's officers and directors that held Affected Options has already amended those options to increase the exercise price of such options to the closing price of HCC common stock on the Actual Measurement Dates for such options. Therefore, none of HCC's executive officers or directors will participate in the Offer.

As a result of the use of incorrect measurement dates, the Affected Options are deemed, for accounting purposes, to have been granted at a discount from the fair market value of HCC's common stock on the Actual Measurement Date. Based on this determination made for accounting purposes, the Affected Options were also deemed to have been granted at a discount for tax purposes, which may expose the holders of Affected Options that vested after December 31, 2004 (**"Unvested Affected Options"**) to material adverse tax treatment under Section 409A (**"Section 409A"**) of the Internal Revenue Code of 1986, as amended (the **"Code"**) and the proposed regulations issued by the U.S. Internal Revenue Service (the **"IRS"**) thereunder, and under state tax laws of similar effect.

The material adverse personal tax consequences under Section 409A that may apply to the Unvested Affected Options include, at a minimum, an obligation of the holder to recognize the following:

- ordinary state and federal income tax,
- an additional 20% federal income tax under Section 409A,
- for residents of California, an additional 20% California state income tax that mirrors the federal 409A tax, and
- possible federal and state interest penalties.[1]

[1] The Company has 11 California employees that have Unvested Affected Options.

Thus, the holders of the Unvested Affected Options could be subject to an aggregate tax rate of up to 80% on the value of the Unvested Affected Options, regardless of whether they ever exercise them, as a consequence of the Unvested Affected Options being subject to Section 409A.

Under the currently available guidance for Section 409A, the holders of the Unvested Affected Options may avoid the adverse personal tax effects of Section 409A if such Affected Options are amended by December 31, 2007 to increase the exercise price to the closing price of HCC's common stock on the Actual Measurement Date of each applicable option grant. The guidance under Section 409A also provides that if an issuer such as HCC wishes to compensate the holder in cash for the increase in the exercise price of the Unvested Affected Options, any such cash payment must not be made earlier than January of the calendar year following the calendar year in which such Affected Options are amended. If the payment is made prior to such time, such Affected Options and the cash payments will both be subject to the material adverse tax consequences under Section 409A and the attempted correction will fail.

HCC is proposing to use the Offer as a voluntary mechanism to provide current (but not former) employees holding Affected Options (the **"Eligible Optionees"**) with the opportunity to bring the Unvested Affected Options into compliance with Section 409A.[2] An Eligible Optionee may choose to amend his or her Affected Option in a manner that should exempt them from the adverse tax consequences under Section 409A and, in connection with that choice, to receive a cash payment equal to the aggregate increase in the exercise price of the Affected Option (the **"Cash Payment"**). The Cash Payment will be paid on the following **"Cash Payment Dates"**:

- with respect to options that vest prior to January 1, 2008 (including options that were vested as of December 31, 2004), on the first payroll date after January 1, 2008, and
- with respect to options that vest following December 31, 2007, on the last business day of the quarter in which such options vest.

To receive the Cash Payment, an employee must be employed at the time the option vests. Thus, termination of employment prior to the date the option vests results in the forfeiture of an employee's right to receive such Cash Payment. HCC has structured the Cash Payment in this fashion to:

- maintain the economic benefit to the employee of the original exercise price of the Affected Options,

[2] As of the date of this letter, there are no former employees holding Affected Options. In addition, we understand that if the Offer were extended to former employees who hold Affected Options, the Offer would not qualify for the exemptive relief provided under the SEC Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes (Mar. 21, 2001) because the new options offered in the Offer would not be eligible to be issued to former employees under an "employee benefit plan" as defined in Rule 405 of the Securities Act.

- exempt these options from Section 409A,
- prevent employees from receiving an economic benefit that they would not be eligible to receive if they were to terminate their employment prior to vesting of the Affected Options, and
- serve its compensatory objectives by providing a means of retaining, motivating and promoting longevity of employees by delaying the portion of Cash Payment until after vesting of the Affected Option.[3]

Affected Options accepted for amendment under the Offer will be amended effective as of the expiration of the Offer, (the **"Expiration Date"**) and will be exercisable by the Eligible Optionees immediately thereafter, to the extent such Affected Options are otherwise vested and exercisable as of such date.[4] In addition, any exercise of the Affected Options, whether or not amended, will be subject to compliance with the HCC Insider Trading Policy and any interim blackout periods during which cashless exercises and sales to cover are not permitted. As amended, the Affected Options will continue to be governed by the terms of the applicable Plans and, therefore, will be eligible to be exercised pursuant to the applicable registration statements on Form S-8 that were previously filed in respect of the Affected Options.

The Eligible Optionees will have a contractual right to the Cash Payment effective as of the Expiration Date, as documented in the "Final Election Confirmation Statement" that each Eligible Optionee who accepts the Offer will be sent via email within three business days after the Expiration Date. The Final Election Confirmation Statement will specifically set forth the contractual "Promise to Make Cash Payment," including the dollar value of the Cash Payment.[5] Once an Affected Option has vested, an employee will have a non-forfeitable contractual right to the Cash Payment. The current guidance provided under Section 409A does not allow HCC to make the Cash Payments prior to January 2008 for the Unvested Affected Options amended during 2007. If HCC made payments for these options in 2007, the increased exercise price would become ineffective as a "cure" such that the Unvested Affected Option would remain

[3] Options are not exercisable until they vest and options cease to vest upon termination of employment or, if vested, are forfeited shortly after termination of employment. Therefore, paying the Cash Payment prior to the vesting of Affected Options or for options which are forfeited would give Eligible Optionees an economic benefit which they would not be able to receive if they were to terminate their employment. In addition, with over 200 Affected Options outstanding, HCC believes it would be impractical and unduly administratively burdensome to make the Cash Payment following vesting of Affected Options more often than quarterly.

[4] The vesting and exercisability provisions of Affected Options will not be modified as a result of the Offer. The existing vesting schedule (if any) of each Affected Options will remain unchanged, whether or not an Affected Option is amended under the Offer. Affected Options, whether or not amended, will continue to be subject to the original exercise periods set forth in the applicable award agreements, including a standard post-termination exercise period (unless in connection with a termination for cause, in which case the Affected Option, whether or not amended, would immediately cease to be exercisable, as provided in the standard form of award agreement).

[5] Each Eligible Optionee will be expressly informed of the dollar value of the Cash Payment that he or she is eligible to receive under the Offer via a personalized "Option Summary" that will be delivered by email at the commencement of the Offer.

subject to adverse taxation under Section 409A and the Cash Payment would also be subject to Section 409A.

This and other relevant information on the essential features and the significance of the Offer, including the risks the Eligible Optionee should consider when considering whether to accept the Offer, will be made available to each Eligible Optionee.

DISCUSSION

As noted above, the Offer is being made for compensatory purposes in order to permit the Eligible Optionees to minimize or avoid the potential material adverse personal tax consequences under Section 409A and state tax laws of similar effect in respect of their Unvested Affected Options and to maintain the economic benefit of the original exercise price of the Affected Options. Thus, the Exchange Act rules principally relevant to the Offer are those relating to issuer tender offers. Rule 13e-4 promulgated under the Exchange Act governs any "issuer tender offer", which is defined in paragraph (a)(2) thereof as "a tender offer for, or a request or invitation for tenders of, any class of equity security, made by the issuer of such class of equity security or by an affiliate of such issuer."

HCC is requesting that the Staff grant the Company relief from compliance with Rule 13e-4(f)(5) and with "prompt payment" issues pursuant to Rule 14e-1(c) under the Exchange Act as a result of the payment of the Cash Payment.

HCC recognizes the exemptive relief from the "prompt payment" rules granted by the Commission in Chordiant for Section 409A repricings (**"409A Offers"**)[6]. HCC believes that the regulatory characteristics of the Offer are similar to those previously addressed by the Staff and by the Commission in the context of 409A Offers, employee stock option repricing offers (**"Option Repricing Offers"**),[7] employee stock option liquidity programs (**"Option Liquidity Programs"**),[8] and employee stock option exchange offers (**"Option Exchange Offers"**)[9] (we refer collectively to the 409A Offers, Option Repricing Offers, the Option Liquidity Programs, and the Option Exchange Offers, as the **"Analogous Facilities"**), each of which implicated the

[6] *See, e.g.*, Adobe Systems Incorporated No-Action Letter (2007 WL 817256); Juniper Networks, Inc. SEC No-Action Letter (2007 WL 737619); Chordiant Software, Inc. (March 26, 2007).

[7] *See, e.g.*, Martha Stewart Living Omnimedia, Inc., SEC No-Action Letter (2003 WL 23220843); Lante Corporation, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) (Feb. 9, 2001); Digimarc Corp., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) (Mar. 16, 2001); LookSmart, Ltd., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) (Mar. 20, 2001); SEC Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes (Mar. 21, 2001); CNET Networks, Inc. No-Action Letter (2007 WL 737621).

[8] *See, e.g.*, Microsoft Corporation, SEC No-Action Letter (2003 WL 22358818); Comcast Corp., SEC No-Action Letter (2004 WL 2434401).

[9] *See, e.g.*, Security Capital Assurance Ltd., SEC No-Action Letter (2006 WL 3284099).

"prompt payment" rules. Specifically, HCC believes that the Offer's terms and conditions, including payment of the Cash Payments, do not raise the concerns of fraudulent, deceptive or manipulative acts or practices, concerns which gave rise to the adoption of Rule 13e-4 and Rule 14e-1 of the Exchange Act. In support, note the tax law requirements behind the January 2008 payment date, the general exemptive relief granted in Chordiant, HCC's desire that employees maintain the economic benefit of the original exercise price of the Affected Options, payment of the Cash Payment after vesting of the Affected Options prevents employees from receiving an economic benefic that they would not be eligible to receive if they were to terminate their employment prior to vesting, employees will receive non-forfeitable contractual right to the Cash Payment once the Affected Options vest and the detailed information that will be available to Eligible Optionees regarding the Offer. HCC believes that granting an exemption from the "prompt payment" rules for the Offer will be consistent with the actions taken by the Staff and the Commission with respect to the Analogous Facilities where the "prompt payment" rules were implicated but where, as here, the potential for fraud, deception, and manipulation did not exist.

Valid Business Purpose

Section 409A was adopted pursuant to the American Jobs Creation Act of 2004 (the **"AJCA"**) to address perceived abuses in deferred compensation. Under the AJCA, deferred compensation includes stock options granted, intentionally or otherwise, with an exercise price that is less than the fair market value of the underlying common stock on the date of grant. Section 409A and California's state law equivalent have retroactive effect and so could be applicable to the Unvested Affected Options. Section 409A and the corresponding state tax laws impose their punitive taxes directly on the individual employee, not on HCC. Thus, HCC is not required to offer either the opportunity to bring the Unvested Affected Options into compliance with Section 409A or to provide the Cash Payment (or any other compensatory payment) to compensate the Eligible Optionees for the increase in the exercise price of their Affected Options.

However, from HCC's perspective, the Offer, including the Cash Payment, serves important compensatory and personnel goals. The Offer to amend the Affected Options provides valued employees with the opportunity to avoid an aggregate potential tax rate of up to 80% under federal and state tax laws, and thus retain the opportunity to share in the value that they helped to create during the terms of their Unvested Affected Options through their talent and hard work, as originally intended at the time of grant. In addition, the offer of the Cash Payment serves the Company's legitimate business interests in addressing issues of employee morale, motivation and retention, by recognizing that the Eligible Optionees had no control over the administrative practices and determinations that resulted in the Unvested Affected Options becoming subject to Section 409A and the state laws of similar effect. By providing a means to retain, motivate and promote longevity of the Eligible Optionees, the Offer as structured, including the Cash Payment, serves HCC's compensatory and personnel objectives.

Therefore, if the Cash Payment were required to be made prior to the vesting of the Affected Options, the valid business purpose of the Company would be frustrated and Eligible Optionees would receive an economic benefit which they would not be eligible to receive if they were to terminate their employment prior to vesting.

Prompt Payment

The consideration under the Offer has been structured to be documented and paid as promptly as administratively feasible consistent with a tax-effective result and the economic benefit of the original exercise price of the Affected Options that the employee expected at the time that they accepted their Affected Options. The Affected Options will be amended effective as of the Expiration Date and to the extent vested, will be immediately exercisable following the Expiration Date.

With respect to the Cash Payment, HCC believes the appropriate characterization of the cash consideration under the Offer for Vested Affected Options is as a non-forfeitable contractual right. As noted, each Eligible Optionee who accepts the Offer will receive a Final Election Confirmation Statement promptly following the Expiration Date, which form includes the express Promise to Make Cash Payment and the value of that Cash Payment. Thereafter, the Cash Payment will be paid on the Cash Payment Dates, so long as the Eligible Optionee was employed by us on the date the Affected Option vests and regardless of whether the Affected Option is ever exercised by the Eligible Optionee. For the Affected Options, the Cash Payment Date was determined as follows:

- the first payroll date after January 1, 2008 for Affected Options that vested prior to January 1, 2008, since (i) Section 409A and analogous state laws require that the Cash Payment be made in a different calendar year than the amendment of the option (ii) such date is the earliest date to make payment following the conclusion of calendar year 2007 and (iii) the requirements of Section 409A and analogous state tax laws are similar to the facts which prompted option repricings in which existing options were exchanged for new options that would not be granted for at least six months following the conclusion of the applicable tender offer in order to avoid triggering variable accounting under the then current accounting rules; and
- the last business day of the quarter in which an Affected Option vests for an Affected Option that vests after December 31, 2007, to serve HCC's compensatory objectives by providing a means of retaining, motivating and promoting longevity of employees, to prevent employees from receiving an economic benefit that they would not be eligible to receive if they were to terminate their employment prior to the vesting of the Affected Options and because such date is the earliest administratively feasible

> payroll date following vesting.[10] For example, if an employee has an Affected Option that vests during the first quarter of 2008 and such employee terminates his employment during the quarter but following vesting of such Affected Option, this employee has an irrevocable right to the Cash Payment and will receive such payment on the last business day of the first quarter of 2008.

We also note that in certain other of the Analogous Facilities, the Staff granted no-action and exemptive relief for programs that provided for a two or three year delay of payment of some or all of the consideration, based not on tax law or accounting requirements, but instead because of the issuer's discretionary requirement that the participants provide continued service over that period.[11]

Prominent Disclosure

HCC will provide the Eligible Optionees with all material information necessary for them to independently make a well informed decision on whether to participate in the Offer, including the essential features of the Offer and the risks that they should consider in deciding whether to accept the Offer. The Company will prominently and repeatedly disclose in the Offer materials the timing of the Cash Payment and will also describe the tax law and compensatory reason for such timing. In addition, each Eligible Optionee will be able to determine the total Cash Payment that he or she will receive under the Offer by referring to the personalized Option Summary that will be emailed to him or her at the commencement of the Offer. Hard copies of this and other relevant information are also available to each Eligible Optionee. Such provision of information, including making expressly clear the value of the Cash Payment, is consistent with the Analogous Facilities.

CONCLUSION

For the foregoing reasons, HCC believes that the Offer's terms and conditions, including the Cash Payment Dates, do not raise the concerns of fraudulent, deceptive or manipulative acts or

[10] In Option Repricing Offers commonly referred to as 6 & 1 employee stock option repricings, the six month delay in the issuance of new options following the closing of the offer and the requirement that the employee remain employed on the Cash Payment Date were imposed for the benefit of the company. In the Offer, the timing of the vested portion of the Cash Payment is solely for the benefit of the Eligible Optionees. Furthermore, like the 6 & 1 stock option repricings, the Cash Payment relating to Affected Options that vest after December 31, 2007 will be made only if the Eligible Optionee's employment with HCC does not terminate prior to the Cash Payment Date. See, e.g., Lante Corporation, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) (Feb. 9, 2001); Digimarc Corp.,SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) (Mar. 16, 2001); LookSmart, Ltd., SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) (Mar. 20, 2001). See also Axel Springer Offer for ProSiebenSat.1 Media AG, granting exemptive and no action relief under Rule 13e-4(f)(5) and Rule 14e-1(c) where payment in an issuer exchange offer was delayed due to requirements of foreign law.

[11] *See, e.g.*, Security Capital Assurance Ltd., SEC No-Action Letter (2006 WL 3284099); Microsoft Corporation, SEC No-Action Letter (2003 WL 22358818); Martha Stewart Living Omnimedia, Inc., SEC No-Action Letter (2003 WL 23220843).

haynesboone

practices, concerns which gave rise to the adoption of Rule 13e-4 and Rule 14e-1 of the Exchange Act. We hereby respectfully request that the Staff grant the Company exemptive relief from compliance with Rule 13e-4(f)(5) and with Rule 14e-1(c) under the Exchange Act.

If you have any questions or comments about the matters discussed above, please feel free to contact me at (713) 547-2526 or William B. Nelson at (713) 547-2084

Sincerely,

Arthur S. Berner

cc: James L. Simmons, Esq. - HCC Insurance Holdings, Inc.
William B. Nelson, Esq. – Haynes and Boone, LLP

END